Exhibit 4.47

STOCK OPTION AGREEMENT

BETWEEN	HENRY BIRKS & SONS INC., a company duly incorporated according to the laws of Canada, having its head office at 1240 Phillips Square, Montreal, (Quebec); hereinafter referred to as “Birks”;

AND	PETER O’BRIEN

Whereas Peter O’Brien is a member of the Board of Directors and/or other ad hoc Committees of Birks hereinafter collectively referred to as the “Board”.

Whereas it is in the best interests of Birks to encourage a sense of proprietorship on the part of Peter O’Brien and to induce Peter O’Brien to continue in the service of a corporation related to Birks.

Now therefore the parties have agreed as follows:

Grant of options: Birks hereby grants to Peter O’Brien an option to acquire 5,000 non-voting common shares (“Shares”), of the issued and outstanding Shares in the capital stock of Birks, upon the following terms and conditions:

Exercise Price: The exercise price shall be equal to CDN$7.73 per Share, the fair market value for such Share as of the date of this agreement (the “Exercise Price”).

Redeem: In order to provide Peter O’Brien with a market for the shares at any time that Birks is not a public corporation, Peter O’Brien is entitled to require that Birks redeem the shares at fair market value on the date of the request.

Reorganization of share capital: In the event of a reorganization of the capital stock of Birks or if its Shares are subdivided, consolidated, converted, reclassified or split or that any other action of a similar nature affecting the Shares is taken by Birks, then the option and the Exercise Price shall be adjusted accordingly.

Option period: Unless otherwise provided in this agreement, the option shall be exercisable without condition in whole or in part at any time prior to April 23, 2014 (“the Option Period”).

Brokerage fees upon transfer: Peter O’Brien shall be responsible for the payment of any brokerage fees in respect of the sale or transfer of Share acquired as a result of exercising the option hereby granted.

Henry Birks et Fils Inc. • Henry Birks & Sons Inc.

1240, Square Phillips, Montréal QC H3B 3H4 CANADA • Tél.: 514.397.2511

Rights not transferable: Except as provided herein, the rights Peter O’Brien pursuant to this agreement are non-assignable and non-transferable in whole or in part, either directly or indirectly. No attempted assignment or transfer thereof otherwise than in accordance with the provisions hereof shall be effective.

Responsibility for tax: Birks shall not be responsible for any tax which may be payable by Peter O’Brien as a consequence of this agreement, exercise of option or sale or transfer of Shares.

Applicable law: This agreement shall be governed by the laws of the Province of Quebec and the laws of Canada applicable therein.

No further rights: This agreement shall not entitle Peter O’Brien to be re-elected to the Board or to continue in the employment of any related corporation of Birks.

Source of option: The option described in this agreement and any Shares acquired pursuant to its exercise shall not be governed by Birks Employee Stock Option Plan.

Language: Les parties aux présentes ont exigé que cette convention soit redigée en anglais. The parties hereto have required that this agreement be written in English.

Henry Birks & Sons Inc.

Per: Thomas A. Andruskevich	Peter O’Brien
Title: President and CEO and Director

2